EXHIBIT 12.1

Elizabeth Arden

COMPUTATION OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

					Five-Month Transition Ended June 30,	Years Ended June 30,
	2002	2003	2004		2004	2005	2006
Earnings, as defined:
Net income (loss)	$(29,837)	$18,150	$2,036		$(31,843)	$37,604	$32,794
Income taxes	(9,014)	7,059	(4,112)		(14,188)	17,403	11,281
Fixed charges, as defined below	47,433	45,742	43,226		11,468	27,893	28,257

Total earnings as defined	$8,582	$70,951	$41,150		$(34,563)	$82,900	$72,332

Fixed charges, as defined	$47,433	$45,742	$43,226		$11,468	$27,893	$28,257

Total fixed charges, as defined	$47,433	$45,742	$43,226		$11,468	$27,893	$28,257

Ratio of earnings to fixed charges	(1)	1.55	0.95	(2)	(3)	2.97	2.56

The Company’s consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.

For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges. Fixed charges include interest, amortization of debt expense, discount on premium relating to indebtedness and one-third of rental expense.

(1)	For the fiscal year ended January 31, 2004, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $2.1 million was necessary for the fiscal year ended January 31, 2004 to provide a one-to-one coverage ratio.
(2)	For the fiscal year ended January 31, 2002, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $38.9 million was necessary for the fiscal year ended January 31, 2002 to provide a one-to-one coverage ratio.
(3)	For the five-month transition fiscal year ended June 30, 2004, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $46.0 million was necessary for the five-month transition fiscal year ended June 30, 2004 to provide a one-to-one coverage ratio.